April 11, 2007
Mr. Gary Todd
Reviewing Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

RE:	Anixter International Inc.
Form 10-K as of December 29, 2006
Filed February 23, 2007
File No. 001-10212
As requested in our phone conversation on April 6, 2007 we have addressed your follow up question with respect to our Convertible Notes due 2013. In the attached document, your follow up question is in bold type and our management response is directly below the comment.
If you have any questions please call me at 224-521-8601. You can also contact the individuals below.

Todd Heeter	Director of Financial Reporting	224-521-8568
Terry Faber	Controller	224-521-8715

Sincerely,
/s/ Dennis J. Letham
Dennis J. Letham
Senior Vice President -- Finance Chief Financial Officer

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Please clarify how you will be accounting for the convertible notes due 2013. Explain how your accounting is appropriate under the requirements of SFAS 133, EITF 00-19 and related literature.
Management’s Response
We reviewed the major terms and conditions of the Convertible Notes due 2013 as well as the requirements of SFAS 133, EITF 00-19 and related literature. We evaluated the conversion feature of the convertible notes in concluding that the feature is not an embedded derivative requiring bifurcation and separate accounting under SFAS 133. The following represents our evaluation and conclusions with respect to the convertible notes due 2013.
As we discussed in our phone conversation on Friday April 6, 2007, the questions regarding the accounting for the purchased call, sold warrant and the conversion premium associated with the issuance of the Convertible Notes due 2013 were covered in our answer to Question 8 in our previous response letter dated March 23, 2007.
Background
The conversion of the Convertible Notes due 2013 will be settled in cash up to the principal amount. If the conversion value (as described in our original response to Question 9) exceeds the principal amount of the convertible note at the time of conversion, the amount in excess will be settled in cash, stock or combination of cash or stock at our election. We concluded the conversion feature is both (1) indexed to its own stock because it meets the requirements of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the requirements of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a) and is not required to be bifurcated and separately accounted for as a derivative instrument. Further, the Company determined that SFAS 150 only applies to freestanding derivatives. The conversion option is an embedded derivative and not freestanding; therefore, not within the scope of SFAS 150.
Since the conversion option meets the definition of a derivative under SFAS 133, the Company was required to determine if it falls under the exception of paragraph 11(a), which requires further analysis under EITF 01-06, The Meaning of “Indexed to a Company’s Own Stock,” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.”
Based on the Company’s analysis, the conversion feature of this convertible debt should be classified as equity in accordance with EITF 00-19. Given that the conversion feature is indexed to the company’s stock (under EITF 01-6, because settlement value is based solely on changes in the issuing company’s stock price, the conversion option is “Indexed to a Company’s Own Stock”) and the redemption provisions provide for a net share settlement, the conversion option qualifies for the paragraph 11(a) scope exception of SFAS 133 and would not be considered a freestanding derivative. Therefore, this embedded feature failed paragraph 12(c) of SFAS 133 and does not need to be separated from the debt host and accounted for separately.
Analysis
In accordance with the guidance established in paragraph 12 of SFAS 133, contracts that do not in their entirety meet the definition of a derivative instrument, such as bonds, insurance policies, or leases, may contain embedded derivative instruments. An embedded derivative instrument shall be separated from the host contract and accounted for as a derivative instrument pursuant to paragraph 12(a-c) of SFAS 133 if all of the following criteria are met:
a.	The conversion feature is not clearly and closely related to the debt host component.
The conversion feature is not clearly and closely related to the debt host component as, per SFAS 133 Appendix A paragraph 61(k), the conversion feature is indexed to the value of the Company’s stock (equity) while the host is a debt host.
b.	The convertible debt instrument is not accounted for at fair value.
The convertible debt instrument is not accounted for at fair value. The debt that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable GAAP with changes in fair value reported in earnings as they occur.
c.	The embedded conversion option meets the definition of a derivative in paragraph 6-11 SFAS 133.
The embedded conversion option evaluated as a freestanding instrument would NOT be a derivative instrument pursuant to paragraphs 6-11, due specifically to its satisfaction of paragraph 11(a) of SFAS 133. The scope exception under paragraph 11(a) of SFAS 133 specifies that, if the embedded conversion option is indexed to the reporting entity’s own stock (and would be classified in stockholders’ equity if it were a freestanding derivative), the conversion option would be excluded from the scope of SFAS 133. Thus, the conversion option need not be separated from the debt host and accounted for separately. To determine whether the conversion feature is indexed to the Company’s own stock it must be analyzed under EITF 01-06, and to determine whether it could be classified as equity it must be analyzed under EITF 00-19.

EITF 01-06 and 00-19 Provisions to Consider
Indexed to the Company’s stock: EITF 01-06 states that an instrument is considered indexed to a company’s own stock within the meaning of EITF 00-19 provided that the contingency provisions are not based on an observable market (other than the market for the issuer’s stock) or an observable index (other than those calculated or measured solely by reference to the issuer’s own operations) and once the contingent events have occurred, the instrument’s settlement amount is based solely on the issuer’s stock.
The convertible notes are solely indexed to changes in the Company’s stock and any contingencies related to conversion and redemption provisions provide for a net share settlement. Each of the contingencies related to conversion is based solely on the market for the Company’s stock or measured solely with reference to the Company’s operations. Accordingly, we concluded that the embedded conversion option is indexed solely to the Company’s stock as provided under EITF 01-06.
Classified as stockholders’ equity: To assess whether or not the conversion option should be classified as stockholders’ equity, if it were freestanding, we considered the guidance of paragraph 4 of EITF 00-19. This guidance clarifies that the requirements of evaluating (under paragraphs 12-32) whether an embedded derivative indexed to a Company’s own stock would be classified in stockholders’ equity, if freestanding, is not applicable if the hybrid contract is a conventional convertible debt instrument.
As clarified by paragraph 4 of EITF 03-07, the features of an “Instrument C” type security (as described by EITF 90-19) are sufficiently different from conventional convertible debt. Therefore, paragraphs 12-32 of EITF 00-19 should be applied in determining whether the conversion feature meets the criteria for classification as stockholders’ equity.
Further, in assessing whether or not the conversion option would be classified as equity or a liability, if it were freestanding, we evaluated, among other guidance, EITF 05-02, to determine whether or not the convertible debt is considered “conventional.” Paragraphs 7-8 of EITF 05-02 clarifies that only instruments that provided the holder with an option to convert into a fixed number of shares (or equivalent amount of cash at the discretion of the issuer) for which the ability to exercise the option is based on the passage of time or a contingent event should be considered “conventional” for purposes of applying EITF 00-19. Accordingly, the features of an Instrument C-type security (as described in EITF 90-19) do not satisfy this condition since upon settlement, the holder may realize the value of the conversion option in a combination of cash and stock.

We concluded that the Convertible Notes due 2013 are not conventional. Therefore, we analyzed the conversion option under all of the provisions of EITF 00-19, including paragraphs 12-32. If the conversion spread feature did not meet the provisions contained in paragraphs 12-32 of Issue 00-19, it is within the scope of Statement 133 and should be bifurcated and accounted for as a derivative instrument. As any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash), all of the requirements of paragraphs 12 through 32 of EITF 00-19 are to be considered in order to determine if the embedded derivative should be classified as a component of stockholders’ equity. The following table summarizes the Company’s analysis of the eight conditions of paragraphs 12- through 32 of EITF 00-19 as applied in the Convertible Notes due 2013:

EITF 00-19 Requirements		Company Analysis

1.	The contract permits the company to settle in unregistered shares.	The Convertible Notes due 2013 may be settled in unregistered shares. Therefore, the requirement that share delivery be within the control of the Company is met and we would not be precluded from equity classification.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require issuance of stock during the maximum period the derivative contract could remain outstanding.	Anixter would not be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle the conversion of the convertible notes due 2013; therefore, share settlement is controlled by the company. At issuance, the Company has 100,000,000 shares authorized. As compared to the total amount of potentially dilutive shares at issuance, the Company has over 50 million shares of authorized and unissued shares to satisfy the maximum number of shares that could be issued upon conversion (approximately 8.4 million shares at issuance).

3.	The contract contains an explicit limit on the number of shares to be delivered in a share settlement.	At issuance, the maximum number of shares that satisfy the conversion is approximately 8.4 million shares.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.	There is no such requirement.

5.	There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).	The Convertible Note issuance includes a “make-whole” provision only in regard to certain change in control events and specifies the amount of net shares to be given at a given stock price. There are no supplemental cash payments required to compensate the holder for loss in liquidating their shares. Therefore, equity classification is not precluded.

6.	The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.	There is no such requirement.

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.	There are no such provisions.

8.	There is no requirement in the contract to post collateral at any point or for any reason.	There is no collateral requirement.
Based on the Company’s analysis, all of the conditions of paragraphs 12-32 of EITF 00-19 were met and the conversion feature of this convertible debt would be classified as equity if freestanding. Given that the conversion feature is indexed to the company’s stock (under EITF 01-6, because settlement value is based solely on changes in the issuing company’s stock price, the conversion option is “Indexed to a Company’s Own Stock”) and the redemption provisions provide for a net share settlement, the conversion option qualified for the paragraph 11(a) scope exception of SFAS 133 and was not considered a freestanding derivative. Therefore, this embedded feature failed paragraph 12(c) of SFAS 133 and did not need to be separated from the debt host and accounted for separately.
In summary, the conversion feature is both (1) indexed to its own stock because it meets the provision of EITF 01-06 and (2) classified in stockholders’ equity in the statement of financial position because it meets the provisions of EITF 00-19. Therefore, the conversion feature is not within the scope of SFAS 133 according to paragraph 11(a), and is not required to be bifurcated and separately accounted for as a derivative instrument.